Exhibit 99.4

FOR IMMEDIATE RELEASE-April 4, 2011

Anchor Funding Services, Inc. reports its first profitable year from continuing operations as a result of a 52.3% increase in revenues and a 48.2% decrease in operating expenses.

Boca Raton, Fl. April 4, 2011 – Anchor Funding Services, Inc. (OTC Bulletin Board Symbol “AFNG.OB”) announced today its results for 2010. The company achieved its first full year of profits from continuing operations of $11,264 and reported 2010 record finance revenues of $2,514,394 as compared to a loss from continuing operations of $(1,893,552) on finance revenues of $1,651,224 for the comparable period of the prior year.  Our improved operations for 2010 were the result of a 52.3% increase in revenues together with a reduction in operating expenses of $1,536,399, or 48.2% of 2009 operating expenses. As a result of our previously announced rescission of the Brookridge Funding acquisition, we recorded a 2010 charge from discontinued operations of $(481,834) resulting in a year end net loss of $(377,914). We anticipate not having any Brookridge related charge for the 2011 period. The increase in finance revenues is attributable to the company’s investments in its sales initiatives and growth among certain Anchor portfolio clients. The net loss is attributable to the discontinued operations of its former subsidiary, Brookridge Funding Services, LLC and one-time charges associated with the rescission of the acquisition of Brookridge Funding, Inc. which occurred in October, 2010.

Morry F. Rubin, CEO stated that “We have made investments to capitalize on the growth opportunity in the U.S. factoring industry in which we provide purchase order financing and account receivables factoring services both individually and as a combined product financing solution for B2B businesses throughout the United States. This provides us with a distinct competitive advantage since companies can now capture business opportunities by accessing immediate credit to pay their suppliers and fill orders which creates additional liquidity when Anchor purchases the sales invoice.  According to the Commercial Finance Association (CFA), an industry trade association for asset based lending and factoring companies, factoring volume (the dollar value of invoices purchased) in 2009 in the United States was $116.6 billion."

Anchor continues to experience demand for its financing product services. As a result, Anchor has enjoyed continued growth in its accounts receivable portfolio for the year ended December 31, 2010 having purchased approximately $90,150,000 of invoices for the year compared to approximately $57,300,000 for the prior year.

As previously reported, Anchor continues to benefit from tight credit conditions impacting small business lending. Banks face continued pressure to exit troubled loans and rebuild their balance sheets.   As a result, meeting stringent lending criteria remains difficult for small businesses seeking working capital.  Through our sales and marketing efforts, we are implementing various ways to obtain business opportunities from bank rejections.  Anchor is often able to provide working capital to small businesses when banks cannot.

We are excited about our first year of profitable results from continuing operations. Since having completed our private placement of convertible preferred securities in April 2007, we have organically grown the portfolio from less than a dozen clients in a few states to servicing more than 150 companies in  37 states in 2010. We are continuously focused on adding additional credit worthy clients to our national portfolio and  seeking acquisition opportunities while remaining vigilant in securing opportunities to reduce our internal cost of funds. We will continue to communicate significant developments as they occur.

About Anchor

Anchor provides innovative accounts receivable funding, purchase order financing, inventory funding and credit management services to small and mid-size U.S. businesses. Our funding program which is based upon creditworthiness of accounts receivable, provides rapid and flexible financing to support small businesses’ daily working capital needs.

Additional Information

For additional information, a copy of Anchor’s Form 10-K can be obtained on the Internet by going to www.sec.gov, clicking “Search for Company filings,” then clicking “Companies & Other Filers,” typing in our company name and clicking “find Companies.”

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements.  The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company’s ability to attract and retain key personnel.

Contact Morry F. Rubin, Chairman and C.E.O. (866) 950- 6669 EXT 302
Email: mrubin@anchorfundingservices.com